

January 19, 2012

Via E-mail
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road, Suite 500
Itasca, IL 60143

> **Re:** **Gogo Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, dilution, capitalization, underwriting, information regarding the selling shareholders and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

4. Please provide us with copies of additional artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. In addition, please ensure that your artwork, such as the graphic on page 96, is readable. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

5. We note references throughout your prospectus to "flexible technology" (on pages 6 and 88), your intention to "retain technological network flexibility" (on page 87) as well as statements that your network and systems architecture is "technology-neutral" (on page 96). Please expand your disclosure to further explain these terms.

6. Please provide objective support for statements regarding the company or the company's role in the marketplace. For example, provide support for the following:

   - Your statement that you deliver "ground-breaking" in-flight internet connectivity (page 1);

   - Your statement that you are the only provider of ATG broadband connectivity in the business aviation market and the largest reseller of Iridium satellite services to the business aviation market (page 2);

   - Your assertion that your systems are the lowest weight among competitive offerings (page 4);

   - Your belief that you have the most "cost efficient and scalable network" (page 4);

   - Your belief that you are the only provider of in-flight broadband internet connectivity that can cost effectively equip an airline's entire North American fleet (pages 5 and 85);

   - Your statement that North America represents approximately 75% of the worldwide in-flight internet connectivity market and that Gogo equipped planes represented approximately 85% of North American aircraft that provide internet connectivity to their passengers (page 85);

   - Your reference to "award-winning" customer service (page 88); and

   - Your statement that Aircell has been recognized by the industry as a "provider of reliable and efficient equipment and services (page 99).

   There are only examples of the types of statements for which you should provide objective support.

7. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Egencia, International Air Transport Association and Forrester Research. Please highlight the specific portions that you are relying upon so that we can reference them easily. Please provide additional information about the Gogo-commissioned survey, including who conducted it as well as the size and scope of the survey. In addition, please file a consent from the relevant party for any analysis that was prepared specifically for this filing.

Prospectus Summary, page 1

8. We note your statement on page 1 (and throughout your prospectus) that you are the "world's leading provider of in-flight connectivity and a pioneer in wireless in-cabin digital entertainment solutions." Please expand your disclosure to provide the basis for your statement and clarify the measure by which you have determined your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

The Gogo Advantage, page 3

9. Please strive to eliminate repetitive disclosure in your prospectus summary. As just one example, your disclosure regarding your market position on pages 1 and 2 is also included on page 4. When eliminating unnecessary repetition, please balance and shorten your summary disclosure, particularly in the subsections "We are enabling the Connected Lifestyle In-Cabin," "The Gogo Advantage" and "Growth Strategy." For example, please balance the disclosure in these sections by providing the following context:

- Disclose your operating losses for the periods presented as well as your expectation that you will continue to generate net losses in future periods (as disclosed on page 29);

- Address the risk that you will experience significant capacity constraints beginning in the second half of 2013 (or sooner), unless your airline partners adopt and you successfully install your ATG-4 service on the expected timeline (as discussed on page 15);

- Address the risks associated with American Airlines' pending bankruptcy proceedings;

- Address the risk that you expect to rely more heavily on satellite technology in future periods, which will diminish the benefit of the technological advantage your ATG network currently provides you (as discussed on page 17); and

- Clarify that you will not be able to expand internationally until the launch of the first Inmarsat-5 satellite, which is currently scheduled for mid-2013, assuming you enter into a definitive agreement with Inmarsat. Your disclosure should address whether competitors may be able to offer these services sooner.

10. To provide context, please disclose the portion of your revenue in recent fiscal periods attributable to each segment.

11. You disclose on page 1 that you have "provided more than 15 million Gogo sessions to more than 4.4 million registered unique users." Please explain what a session is so that readers can understand how this relates to your generation of revenues. Also explain what a registered user is and whether a person could have more than one registration.

12. On page 2, you disclose historical information about your "gross passenger opportunity." Please explain how you calculate "gross passenger opportunity." Explain how you arrive at your estimate of the aggregate number of passengers who board commercial aircraft on which Gogo service has been made available, per your definition on page 13. In this regard, clarify whether your estimate is based upon the actual capacity of the flights equipped with your technology, the maximum potential capacity of the flights or some other measure.

13. Please balance the disclosure of your consolidated revenues on page 2 with disclosure of your net income (loss) for the same periods.

14. We note your disclosure of "consolidated Adjusted EBITDA" on page 2. Briefly explain why you are presenting this non-GAAP measure and why you use this measure.

Organizational Structure and History, page 6

15. Please remove the information under the subsections "Ripplewood Holdings L.L.C." and "Oakleigh Thorne" as this information does not appear to be a key aspect of the offering. Furthermore, it is not clear what bearing these shareholders' investments in other companies have to the company and its offering.

Risk Factors

"We are dependent on existing agreements with our airline partners to be able to access our customers…," page 14

16. Quantify the portion of your consolidated revenue attributable to contracts with airline partners who have the right to terminate their contracts if: (i) you breach your service level agreements; (ii) another company provides an alternate commercially-available connectivity service that is a material improvement over Gogo Connectivity; (iii) you experience installation delays; or (iv) either the percentage of passengers using your service or the airlines' revenue share fall below certain thresholds. Address whether Panasonic Avionics offerings could be considered a "material improvement" over your Gogo Connectivity.

"Our network infrastructure and bandwidth may not be able to accommodate the expected growth…," page 15

    17. Address the anticipated time and cost (to both you and your customers) involved in installing your ATG-4 Service on the aircraft of existing customers. We note that you will experience significant capacity constraints beginning in the second half of 2013 (or sooner) if these installations are not completed on your anticipated schedule. Address whether you anticipate that American Airlines will upgrade to this service in light of its pending bankruptcy proceedings.

"Competition from a number of companies could result in price reduction…," page 17

    18. Expand the caption of this risk factor or create a new risk factor to specifically address the risk that you expect to rely more heavily on satellite technology, which will diminish the benefit of the technological advantage you believe your ATG network provides to you.

"Our CA business has a limited operating history," page 17

    19. Please further explain the basis for your belief that your limited operating history may make it difficult to evaluate your CA business. We note that your Gogo Connectivity service has been in use for more than three years.

"We generally do not have guaranteed future sales of our equipment…," page 21

    20. To provide context, address any historical difficulties you have had anticipating future volume of orders or cancellations, reductions or delays by customers. Also disclose any historical experience you have had with cost overruns.

"If we fail to meet agreed upon minimums…," page 24

    21. Please quantify the portion of your supply contracts that contain specified minimum purchase requirements and address any historical experiences in which you have been unable to meet these requirements.

"Our use of open source software could limit our ability to commercialize our technology," page 25

    22. Please define "open source software."

"We have incurred operating losses in every quarter since we launched the Gogo service…,"
page 29

23. We note your expectation that your costs will increase in future periods and that you
expect to continue to expend "substantial financial and other resources" on your
technology roadmap, international expansion and general administrative costs. Please
quantify such expenses.

"Our possession and use of personal information and the use of credit cards by our
customers…," page 31

24. Expand this risk factor to specifically address your obligations under the FCC's Customer
Proprietary Network Information rules, the FTC Act and the state data security
obligations discussed on page 102 of your prospectus. In addition, identify any historic
experience you have with breached security of your networks.

Use of Proceeds, page 42

25. Please provide more specific and quantified disclosure regarding your intended use of the
offering proceeds. In this regard, we note that you historically have had net losses and
that you have specific plans for growth and technology enhancements that you discuss
throughout the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
49

26. Please enhance the overview of your management's discussion and analysis to discuss the
likely impact of known trends, demands, commitments, events or uncertainties that are
reasonably likely to have material effects on your financial condition or results of
operations. For example, your disclosure should address the cost of developing
additional cell sites in each of the next several years (as discussed on page 96), as well as
the costs of implementing your Technology Roadmap (as discussed on page 97) and your
international expansion (page 29).

Revenue, page 51

Commercial Aviation, page 52

27. Quantify the portion of the service revenue for the CA segment that is derived from (i)
purchases of individual sessions or packages, (ii) fees paid by third parties who sponsor
free or discounted access to Gogo Connectivity, (iii) Gogo Signature Services and (iv)
fees paid by passengers for access to Gogo Vision. Discuss any trends in the sources of
your revenues.

28. Disclose the share of revenue from your customers' connectivity payments that you typically remit to the airlines.

Cost of Service Revenue, page 52

29. Expand your disclosure to address the impact the expected increases in revenue share percentages earned by your airline partners will have on your results of operations in future periods.

30. Explain why you believe the share of your connectivity agreements under which your airline partners make upfront payments for your ATG equipment will increase in future periods.

General and Administrative Expenses, page 54

31. Please quantify the additional general and administrative expenses you expect to incur as a result of being a public company.

Critical Accounting Estimates, page 54

Indefinite-Lived Asset, page 55

32. We refer to your disclosures on page 55 where you describe the critical accounting estimates associated with your indefinite-lived intangible asset, FCC license. You state that you believe the Relief from Royalty method is the most appropriate method for analyzing the fair value of your FCC license. This valuation method is based on the premise that the only value that a purchaser of the assets receives is the exemption from paying a royalty for its use. It is unclear to us why you believe that this model is the most appropriate for determining the fair value of your FCC license. Please tell us what analysis you performed to assess the reasonableness of your conclusions and how you considered other income approaches, such as the Greenfield approach. If you did analyze your conclusions using other methodologies, please tell us if the fair value determined under the Relief from Royalty method would be materially different from the fair value determined under the Greenfield or other methodologies. In addition, please revise to describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method and the uncertainty associated with those assumptions.

Derivative Liabilities and Fair Value Derivative Adjustments, page 55

33. Please revise the disclosure of your critical accounting estimates to describe in more detail the probability-weighted expected return method and the significant estimates and assumptions involved. Discuss how this method is used in connection with an income approach in estimating the fair value of derivatives, preferred stock and common stock.

Share-Based Compensation, page 56

34. We refer to your discussion of the analyses you perform in order to estimate the fair value of the common stock underlying your stock options. Please revise to provide a description of the assumptions used in estimating the fair value of the underlying stock and the options granted. In this regard, please include a table disclosing the following: the number of options granted; the exercise price; fair value of the underlying stock; and the fair value of the options granted during 2010 and 2011. In addition, please include narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during 2010, 2011 and 2012, if applicable. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions. We may have additional comments when you disclose the anticipated offering price.

Years ended December 31, 2009 and 2010

Revenue, page 65

35. Expand your disclosure to include management's assessment of why the rate of revenue increases for the CA segment was materially greater than the BA segment growth for this period. Your revised disclosure should indicate whether you believe this is a trend that will continue in future periods.

Liquidity and Capital Resources, page 73

36. We refer to your discussion of liquidity and capital resources and note the significant historical fluctuations in your cash flows resulting from the evolution of your business during the past three years. Although you indicate that your operations will continue to require significant capital expenditures for technology, equipment, capacity expansion and upgrades and that you anticipate an increase in spending in the fourth quarter of 2011, it is not clear how and to what degree you anticipate your cash requirements, both sources and uses, to change in the short- and long-term. Please revise to describe, from management's perspective, any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. This analysis should address your current net losses from operations as well as your expectation that your costs will increase in future periods and you will continue to expend "substantial financial and other resources" on your technology roadmap, international expansion and general administrative costs (as noted on page 29). Provide a discussion of prospective information regarding your short- and long-term sources of, and needs for, capital. Generally, short-term liquidity and short-term capital resources cover cash needs up to 12 months into the future and longer.

Contractual Obligations and Commitments, page 77

37. Disclose the nature of the "purchase obligations" reflected in this table.

Business, page 81

Growth Strategy

Expand Commercial Aircraft Footprint, page 86

38. Please explain how you have a "unique ability" to cost-effectively equip commercial aircrafts.

Drive Consumer Adoption and Monetization, page 87

39. Please clarify the "type of sponsored access promotions and other targeted incentives" you intend to offer to users. We note your statement on page 61 that you anticipate your sponsorship revenue will decline as a percentage of total service revenue in future periods. Your disclosure should address who will bear the cost of these promotions.

40. Expand your disclosure to provide further information about the new distribution channels and methods referenced in this section.

Grow Business Aviation, page 88

41. Please expand your description of the Aircell Smartphone and the status of its development. Please provide the basis for your statement on page 92 that you expect it to offer the "highest voice quality available."

Gogo Service and Product Offerings, page 88

42. Explain how you obtain the content you offer through Gogo Vision.

43. Please indicate whether you have contracts with the media partners who sponsor the free entertainment and informational services and products you provide to passengers.

Airline Partners and Contracts, page 93

44. We note that you "generally" have the exclusive right to provide passenger internet connectivity services on Gogo installed aircraft throughout the term of your agreement. Please explain the circumstances in which you do not have such an exclusive right.

Technology Infrastructure, page 95

    45. Please revise to clarify how your network and technology platform are proprietary.

Our Technology Roadmap, page 97

    46. Provide additional information about your technology roadmap and how you intend to roll out your ATG-4 service. Clarify whether it would replace or supplement your existing ATG service for both existing and new customers. We note that it will require installation of additional or new equipment. Indicate whether any of your airline partners have agreed to adopt your ATG-4 service and the cost involved in implementing such service. In addition, please address the extent to which you plan to use Ka-band and other satellite technology.

    47. Provide the basis for your statement on page 98 that the next generation of Ka-band or other satellite technology is expected to offer a significant per gigabyte cost advantage and capacity improvements over current alternatives for providing broadband connectivity.

Equipment Certification, page 102

    48. Please clarify whether you have obtained the necessary FCC certifications with respect to all of the equipment you currently use. If you have not yet obtained any such certifications, discuss any possible fines or other penalties that may be imposed by the FCC or other organizations.

Privacy and Data Security-Related Regulations, page 102

    49. Please expand your disclosure to address the application of and your compliance with The Children's Online Privacy Protection Act.

Privacy, page 103

    50. We note your disclosure that you collect information about your users and use such information to customize and personalize advertising content for your users. Please clarify whether you provide such information to third parties.

    51. Please identify any other industry standards applicable to your use of information and indicate your compliance with such measures.

Principal and Selling Stockholders, page 132

52. We note that you have excluded from the beneficial ownership amounts of persons listed in the table shares of common stock owned by other parties to the current stockholders' agreement prior to the offering of which the listed persons may share beneficial ownership. Please explain why.

Related Party Transactions, page 136

53. We note your disclosure that you have included a description of certain related party transactions in this section. However, there is no such disclosure. Please revise or advise.

Notes to Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

Revenue Recognition, page F-28

54. We refer to your revenue recognition policies associated with your CA segment. On page 91 you state that Gogo recognizes revenue when the advertiser pays for a marketing campaign and when platform partners pay for placement on the Gogo platform. Please revise to clarify your revenue recognition policy on page F-28 for fees paid by third parties to advertise on or enable ecommerce transactions through your airborne portal. Specifically address whether or not revenue from these arrangements is deferred in any case and recognized over a period of time.

Note 13 Income Tax, page F-50

55. You disclose that you evaluate the need for valuation allowances on the net deferred tax assets. We note that the amount of the valuation allowance at December 31, 2010 exceeds the amount of net deferred tax assets. With a view towards clarifying your disclosures, tell us how you applied the guidance in ASC 740 in calculating the amount of the valuation allowance.

56. Disclose the tax years that remain subject to examination by major tax jurisdictions. Refer to the guidance in ASC 740-10-50-15.

Exhibits

57. Please file all your material agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, please file your material debt agreements, your material lease agreements, your in-flight connectively services software development agreement, your spectrum manager lease agreement with SkySurf Canada Communications Inc. and your agreements with Delta Air Lines, American Airlines and Gulfstream Aerospace Corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Matthew E. Kaplan, Esq.
        Debevoise & Plimpton LLP